ANNUAL INFORMATION FORM
(“AIF”)

of

AUGUSTA RESOURCE CORPORATION
(the “Company” or “Augusta”)
Suite 400, 837 West Hastings Street
Vancouver, British Columbia
V6C 3N6

Telephone: 604-687-1717
Facsimile: 604-687-1715
Website: www.augustaresource.com
E-mail: info@augustaresource.com

For the Year Ended December 31, 2007

Dated: March 4, 2008

-i-

ITEM 1:	PRELIMINARY NOTES

Effective Date of Information

This AIF is dated March 4, 2008, and unless otherwise indicated, the information contained herein is current as of such date, other than certain financial information which is current as of December 31, 2007, being the date of the Company’s most recently audited financial year end.

All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Note Regarding Forward Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward-looking statements or information include statements regarding the expectations and beliefs of management. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the US. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made, while considering the risks set forth below under the section Risks and uncertainties.

National Instrument 43-101 Definitions

Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 (“NI 43-101”). The definitions given in NI 43-101 are adopted from those given by the Canadian Institute of Mining Metallurgy and Petroleum.

Mineral Reserve

The term “mineral reserve” refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

Mineral Resource

The term “mineral resource” refers to a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

The term “measured mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

The term “indicated mineral resource” refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

The term “inferred mineral resource” refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Qualified Person

The term “qualified person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.

ITEM 2:	CORPORATE STRUCTURE

Incorporation or Organization of Company

The Company was incorporated on January 14, 1937 by Articles of Incorporation Letters Patent pursuant to the Ontario Business Corporations Act under the name Hol-Lac Gold Mines, Limited. In 1985, after a period of dormancy, the Company began actively pursuing interests in mining properties. On July 3, 1997, the Company changed its name to Augusta Resource Corporation and on June 28, 1999 the Company was continued under section 187 of the Canada Business Corporations Act.

The Company’s registered office is at Suite 2900 – Five Bentall Centre, 550 Burrard Street, Vancouver, BC, V6C 0A3. The Company’s head office is located at Suite 400 – 837 West Hastings Street, Vancouver, BC, V6C 3N6. The Company also has an executive office located at Suite 1040, 4500 Cherry Creek Drive South, Glendale, Colorado, 80246.

The Company is a reporting issuer under the Securities Act (British Columbia), Securities Act (Alberta), Securities Act (Manitoba) and Securities Act (Ontario), and, as such, is required to make filings on a continuous basis thereunder. Such material is available for inspection through the British Columbia Securities Commission, the Alberta Securities Commission, Manitoba Securities Commission and the Ontario Securities Commission, and on the SEDAR website at www.sedar.com.

In April of 2003, the Company consolidated its issued and outstanding shares on a three for one basis with no name change. The consolidation was undertaken to assist in accessing financing.

The Company’s fiscal year end is December 31 and its common shares trade in Canada on the Toronto Stock Exchange (“TSX”) and in the United States (“US”) on the American Stock Exchange (“AMEX”) both under the symbol “AZC”. The listing on these two senior stock exchanges was undertaken as part of the Company’s strategy to provide greater visibility and liquidity to the Company’s stock in North America. In addition, the Company commenced trading of its common shares on the Frankfurt Stock Exchange (“FWB”) on September 14, 2006, under the symbol “A5R”. The TSX listing commenced August 10, 2006 as the Company graduated from the TSX Venture Exchange. The AMEX listing commenced November 30, 2006.

The Company has an unlimited number of common shares without par value authorized. At February 29, 2008, there were 88,590,061 shares issued and outstanding.

Subsidiaries

The Company’s only material subsidiary is Rosemont Copper Company (previously known as Augusta Resource (Arizona) Corporation and renamed in July 2007) that was incorporated under Arizona law on April 8, 2005, of which the Company holds all of its outstanding shares.

ITEM 3:	GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Properties in White Pine County, Nevada

In December of 2004, the Company announced it had entered into a purchase agreement to acquire the Mount Hamilton gold project, located in White Pine County, Nevada. On April 20, 2005, the Company executed a share purchase agreement with Diamond Hill Investment Corp. to acquire 100% interest in the Mount Hamilton project by purchasing 100% of the shares of DHI Minerals Ltd., which owned 100% of DHI Minerals (U.S.) Ltd., the holder of the Mount Hamilton property. The terms of the acquisition were US$3.6 million payable with US$3,000,000 in cash payable over a two year period and 3,750,000 units. The units had a deemed value of US$0.16. Each unit consisted of one share and one warrant. Each warrant entitles the holder to purchase one common share at US$0.16 for a period of two years expiring on May 6, 2007 (prior to the expiry date all warrants had been exercised).

The Company also assumed an underlying Net Smelter Royalties (“NSR”) and advance royalty payments. Prior to commencement of commercial production the Company will pay minimum advance royalty payments of US$100,000 per annum commencing November 19, 2005 and continuing until November 19, 2010, when the annual payment amount increases to US$300,000. Upon commencement of commercial production, the Company will pay a base rate of 3% NSR, subject to increase whenever the price of gold is greater than US$400 per ounce.

In January, 2005, the Company announced it had entered into an option agreement to acquire the Shell Deposit, a molybdenum-gold property in White Pine County, Nevada, located approximately 1,000 meters from the Mount Hamilton property. The Company is acquiring a 100% working interest, subject to an underlying NSR ranging from 0.5% - 4.5% for a cash payment of US$120,000, and annual advance royalty payments commencing at US$80,000 on the first anniversary increasing by US$20,000 per year until production commences.

In January, 2007, the Company entered into an option agreement to acquire the Monte Cristo property in White Pine County, Nevada, adjacent to the Mount Hamilton and Shell properties. The agreement requires an annual payment of US$25,000 so long as the option is unexercised to acquire property for US$240,000 (with any annual payments credited against the purchase price) plus the granting of a 1.5% NSR which royalty is subject to a buyout for US$450,000 at any time prior to February 1, 2013.

Throughout 2005, 2006 and early 2007 the Company continued activities on its Mount Hamilton, Shell and Monte Cristo properties in Nevada. The Company commenced a pre-feasibility study at Mount Hamilton to evaluate development of the Centennial gold deposit as well as a 3,000-meter phase I exploratory drilling program on the Shell molybdenum/tungsten deposit.

In the second quarter of 2007, as the Company’s efforts became focused on advancing the Rosemont project (see below), the Company, on May 1, 2007, entered into a Letter of Intent (“LOI”) with Ivana Ventures Inc. (“Ivana”) respecting the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties. The definitive agreement was completed in November 2007 with regulatory approval and final closing of the agreement occurring in late February 2008.

The consideration for the sale is US$6,625,000 in cash, and warrants exercisable to purchase up to 3,000,000 shares of Ivana for eighteen months after closing at the price of $0.50 per share. The cash portion of the purchase price will be payable in instalments over five years, with US$1,625,000 payable on closing and an additional US$1,000,000 payable each 12 months thereafter. The shares of the subsidiaries will be pledged to the Company as its sole recourse for non-payment of any portion of the purchase price. As the fair value of the compensation noted above is less than the net book value of the assets being sold, at the 2007 year end, the Company recorded a net asset impairment totalling $1.2 million.

Lone Mountain property, New Mexico

In March 2005, the Company entered into an option agreement to acquire the Lone Mountain, copper-zinc-silver property in New Mexico. The Company acquired a 100% working interest, subject to an underlying NSR ranging from 2.0% - 3.0%, and minimum exploration commitments over a three-year period. On May 15, 2006 the Company announced that after a detailed geological assessment that it would not be pursuing its option to purchase the Lone Mountain project. Capitalized costs totalling $320,183 were written-off in the second quarter of 2006.

Rosemont Copper property, Pima County, Arizona

Under an option agreement dated April 18, 2005 the Company secured the right to purchase a 100% working interest in the Rosemont property, subject to a 3% NSR, for an aggregate cash payment of US$20,800,000 payable over a three-year period. On June 1, 2005, the Company made the first option payment of US$6,666,666. On March 31, 2006, the Company utilized $16,114,985 of the proceeds of the Special Warrant Offering, described below, to pay the remaining payments of US$13,733,582 owing under the option agreement, after adjusting for early payment provisions, for total aggregate payments of US$20,400,248, and thereby acquired a 100% ownership interest in the Rosemont property.

During 2005, the Company raised approximately $17 million in gross proceeds through private placements and a convertible debenture to complete the initial cash payments and work expenditures for the Rosemont, Mount Hamilton, Lone Mountain and Shell projects.

As the Company was advancing its projects through the development process additional mining management expertise was required and the Company hired a new President & Chief Executive Officer, VP Exploration and VP Projects and Environment. These positions are all based in Colorado. Gil Clausen, the President & Chief Executive Officer and Mike Clarke, VP Exploration commenced their engagements in April 2005. In September 2005, James Sturgess was hired as VP Projects and Environment.

On March 17, 2006, the Company announced the closing of an offering of 23,210,000 special warrants (the “Special Warrants”) of the Company at a price of $1.90 per Special Warrant for aggregate gross proceeds to the Company of $44,099,000 (the “Special Warrant Offering”). Each Special Warrant entitles the holder thereof to acquire, without the payment of additional consideration and subject to adjustment, one share and one-half of one share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one common share of the Company at a price of $4.10 per share until March 17, 2008. On April 27, 2006, the Company received receipt from applicable Canadian Securities Commissions for its Final Short Form Prospectus dated April 25, 2006, qualifying the distribution of the 23,210,000 common shares, 11,605,000 common share purchase warrants and 1,392,600 non-transferable agents’ share purchase warrants in connection with the Special Warrant Offering.

In consideration for the services performed by the sales agents in connection with the Special Warrant Offering, the Company paid the agents a cash commission equal to 6% of the gross proceeds amounting to $2,645,940. In addition, the agents were issued non-transferable agents’ Special Warrants equal in number to 6% (1,392,000), of the number of Special Warrants. Each agent’s warrant will entitle the holder thereof to purchase a common share of the Company at a price of $4.10 per share until March 17, 2008.

The net proceeds of the Special Warrant Offering were used to finance the purchase of 100% of the Rosemont property located in Pima County, Arizona, to complete a NI 43-101 compliant feasibility study on the Rosemont property, to advance permitting at the Rosemont deposit and for general working capital purposes including the acquisition costs and work expenditures related to the Company’s Mount Hamilton, Shell, Monte Cristo and Lone Mountain properties.

In August 2006, the Company commenced a feasibility study on the Rosemont property. M3 Engineering and Technology Corporation of Tucson, Arizona was awarded the contract for the feasibility study after a due bid and selection process. To lead the project internally, the Company appointed Mr. Lance Newman as VP Project Development and Mr. Mark Stevens as Chief Project Geologist. Both Mr. Newman and Mr. Stevens are seasoned members of the team with proven track records in project development and operations.

With the increase in Company activities in 2006, Augusta also hired a number of individuals for the corporate office in Vancouver. This included a new Chief Financial Officer (Mr. Bruce Nicol) and Controller (Ms Tracey Brix-Nielsen) as well as an Investor Relations Manager (Marlo Hamer-Jackson). The individuals added to the team have many years of professional experience in the international mining industry.

In April 2007 the Company delivered the 2007 Mineral Resource Update for the Rosemont Project. The updated resource estimate reports 5.7 billion pounds (“lbs”) of copper (“Cu”) and 157 million lbs of molybdenum (“Mo”) in measured and indicated resources, and 1.5 billion lbs of Cu and 23 million lbs of Mo in inferred resources. The estimate also includes a new silver (“Ag”) resource for the deposit, which quantifies approximately 66.5 million ounces (“oz”) of Ag in measured and indicated resources and 9.3 million oz of Ag in inferred resources. The results of this NI 43-101 compliant report were incorporated in the Rosemont Copper Project Feasibility Study (the “Feasibility Study”).

In June 2007 the Company completed a private placement of 10,719,827 common shares at $3.50 per share for total proceeds of $37,519,394. The Placement was subscribed for by Sumitomo Corporation and Sumitomo Corporation of America (“Sumitomo”) as to 7,600,000 common shares and two funds managed by US private investment firm Harbinger Capital Partners (“Harbinger”) as to 3,119,827 common shares resulting in Sumitomo holding 8.7% interest in Augusta and Harbinger holding 19.9% (from 18.6%) in Augusta. Proceeds from the Placement will be used towards the advancement of the Rosemont Property and for general working capital purposes.

In July 2007 the Company formally filed the Mine Plan of Operations (“MPO”) with the United States Forest Service. (“US Forest Service”) The detailed plan for Augusta’s Rosemont Copper project includes progressive design, conservation and sustainability initiatives. Once approved, the final Rosemont MPO becomes a binding document that assures the plan’s commitments, including reclamation and closure funding guarantees.

On August 28, 2007, the Company announced that the Board of Directors had accepted the results of the Feasibility Study for the Rosemont property as a low cost open pit mine and approved the development of the project. During the remainder of 2007 and into 2008 the Company advanced certain aspects of the project including the ordering of long lead time equipment including a SAG mill and two ball mills.

Project financing also progressed and on December 20, 2007 the Company announced the signing of a binding letter of intent and term sheet with Silver Wheaton Corp. to sell between 45% - 90% of the silver to be produced by the Rosemont project.

Following the development decision by the Board of Directors the Company hired additional key employees. In November 2007, Raghunath Reddy was hired as VP Finance based in Denver and in January

2008 Rod Pace was hired as VP Operations to be based in Tucson. Both individuals have extensive mining experience and will be an integral part of the development team overseeing the advancement of the project.

In 2007, the Company raised $31,150 from the exercise of stock options and $4,549,140 from the exercise of warrants.

For a more detailed discussion of the Rosemont Copper project and the anticipated business activities in 2008 refer to the “Material Mineral Project” section, under Item 4.

ITEM 4:	NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is engaged in the acquisition, exploration and, if warranted, development of natural mineral resource properties. The Company does not produce, develop or sell any products at this time. The properties that the Company has interest in are in the exploratory or development stage and are thus non-producing and consequently do not generate any operating income or cash flows from operations. Currently, the Company’s only material property is the Rosemont Copper property located in Pima County, Arizona.

The Company depends on equity capital to finance its activities.

Specialized Skill and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of mine construction, permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration programs as well as finance and accounting. While recent increased activity in the resource mining industry has made it more difficult to locate competent employees and consultants in such fields, particularly skilled and experienced contract drilling personnel, the Company has found that it can locate and retain such employees and consultants and believes it will continue to be able to do so. It is possible, however, that delays or increased costs may be experienced in order to proceed with its planned business activities during the current period.

Competitive Conditions

Competition in the mineral exploration industry is intense. The Company competes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.

Economic Dependence

The Company’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials. The Company has entered into an agreement with Silver Wheaton Corp. which provides for a significant cash payment for delivery of silver as produced. This payment is conditional upon the receipt of all required permits as well as the finalization of all additional project financing.

Environmental

The Company’s material property is up to date and compliant with its environmental obligations and as such there are no material environmental liabilities. However, as the Rosemont property reaches a stage of commercial viability, the Company will be required to comply with federal, state and local regulations prior to entering commercial production.

Employees

As at December 31, 2007, the Company had nine employees in the Vancouver, British Columbia office and seven employees in the Glendale, Colorado office. As operations require, the Company also retains geologists, engineers, geophysicists and other consultants on a fee for service basis. The nine Vancouver office employees also have responsibilities with other publicly traded companies. The Company only pays a pro-rata portion of the costs of these employees. Upon finalization of the permitting process, assuming this is successful, the Company will embark on a significant hiring program to ensure staff are fully trained in time for commercial production.

Risk Factors

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believes are immaterial may indeed become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose all of their investment.

In addition to those risk factors discussed elsewhere in this AIF, the Company is subject to the following risk factors:

We have a history of losses and anticipate that we will continue to incur losses for the foreseeable future.

We have historically incurred losses as evidenced by the consolidated statements of operations contained in the Audited Annual Financial Statements. We incurred losses of $7,979,836, $6,659,591 and $5,337,837 for the years ended December 31, 2007, 2006 and 2005, respectively and have accumulated losses of $30,272,946.

Our efforts to date are focused on acquiring, exploring and advancing mineral properties to a development decision. We do not anticipate that we will earn any revenue from our operations until our properties are placed into production, which is not expected to be for several years, if at all.

We will require additional capital to fund our business plans.

As of December 31, 2007, we had working capital of $28,903,147. We have no revenues from operations and do not expect to generate any revenues from operations in the foreseeable future. Although we anticipate the current cash balance will provide us with sufficient funding to advance the project into the second quarter of 2008, our planned activities for the year anticipate expenditures significantly in excess of our current cash reserves. We will require additional capital to fund our business activities, including exploration and development expenditures, land purchases and deposits on long lead time mining equipment. Management’s current plan, will require a minimum of approximately $17 million additional funding in 2008. We may raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means. Such funding may not be available on commercially acceptable terms or at all. Our failure to meet our ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of our property or the loss or substantial dilution of our property interests (as existing or as proposed to be acquired).

We have historically depended on distributions of our securities to fund our working capital and funding requirements.

Historically, the principal source of funds available to us has been through the sale of common shares. During the years ended December 31, 2007, 2006 and 2005, we raised approximately $42,100,000, $47,724,000 and $11,220,000, respectively, by issuing equity securities. Additional equity financing would cause dilution to our existing shareholders.

In addition, as at December 31, 2007, we had outstanding 5,887,000 common share purchase options at an average exercise price of $1.89 and 12,997,600 purchase warrants at an average outstanding exercise price of $4.10. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada as of December 31, 2007. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for our common shares.

We have no history of production and may never place any of our properties into production.

None of our properties are in commercial production, and we have never recorded any revenues from mining operations. We expect to incur losses unless and until such time as our properties enter into commercial production and generate sufficient revenues to fund our continuing operations. The development of mining operations on any of our properties will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may not generate any revenues or achieve profitability.

Our exploration activities may not be commercially successful.

Mineral exploration is highly speculative in nature, involves many risks and is frequently nonproductive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs. We are currently conducting exploration and deposit definition drilling on the Rosemont property. The success of mineral exploration is determined in part by the following factors:

  the identification of potential mineralization based on superficial analysis;

  availability of exploration permits;

  the quality of our management and our geological and technical expertise; and

  the capital available for exploration.

Substantial expenditures are required to establish or to add to existing proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Exploration, development and mining involve a high degree of risk.

Our operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. While the parameters used have a reasonable basis, various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the leaching operations are executed as planned. The mining contracts for the mines include clauses addressing these issues to help ensure planned requirements are met. Nevertheless, unforeseen difficulties may occur in planned operations.

We may be adversely affected by fluctuations in copper, molybdenum, silver, gold and other metal prices.

The value and price of our common shares, our financial results, and our exploration, development and mining, if any, activities may be significantly adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for metals fluctuate in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of our investments in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineralized material estimates and financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Production and cost estimates may be worse than anticipated

The decision by the Company to proceed with the development of the Rosemont mine was based on economic projections determined as part of the Feasibility Study process. Included in these projections were estimates for metal production and capital and operating costs. No assurance can be given that such estimates will be achieved. Failure to achieve these production and capital and operating cost estimates or material increases in costs could have an adverse impact on Augusta’s future cash flows, profitability, results of operations and financial condition.

Augusta’s actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including; changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency rates.

Litigation may adversely affect the Company’s assets

Augusta is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. The current litigation involves a suit filed by ASARCO LLC in the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division with regard to the Rosemont property. Augusta believes that it has solid grounds to defeat any ASARCO LLC challenge to its ownership, and it is defending the matter vigorously. The results of litigation cannot be predicted with certainty. If Augusta is unable to resolve these disputes favorably, it may have a material adverse impact on Augusta’s financial performance, cash flow and results of operations.

Title to our properties may be subject to other claims.

Although we believe we have exercised the commercially reasonable due diligence with respect to determining title to properties we own, control or have the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. Our mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of our properties which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

Although the estimated resources at our properties have been delineated with appropriately spaced drilling, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and we cannot be certain that specific quantities of copper, molybdenum, silver, gold or other mineral will in fact be realized. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of our properties. In addition, we cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect our business and planned operations.

We believe our exploration projects currently comply with existing environmental and mining laws and regulations affecting its operations. Our mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. We cannot assure you that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

A portion of the present Rosemont land position is located on unpatented mine and millsite claims located on U.S. federal public lands. The right to use such claims are granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of mining operations at the Rosemont property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on our business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Our operations are subject to environmental risks.

All phases of our operations, if any, will be subject to federal, state and local environmental regulation in the various jurisdictions in which we operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot be certain that future changes in environmental regulation, if any, will not adversely affect our operations, if any. Environmental hazards may exist on the properties on which we hold and will hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production, if any, at our mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems then we may become subject to liability for hazards that it may not be insured against or for clean up work that may not be insured.

Our stock price is subject to volatility.

During the year ended December 31, 2007, our share price ranged from $1.86 to $4.39 per share on the TSX and from US$1.65 to US$4.64 on AMEX. The market price of a publicly traded stock, especially a junior resource issuer, is affected by many variables not directly related to our exploration success, including the market for junior resource stocks, the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the stock exchanges on which the Company trades, suggest the Company's shares will continue to be volatile.

We do not insure against all risks.

Our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial condition and results of operations.

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

We are dependent on our key personnel.

Our success depends on our key executives. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. Our ability to manage exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we cannot be certain that we will be able to attract and retain such personnel.

Our officers and directors may have potential conflicts of interest.

Our directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which we are also participating, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, our directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that our needs will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, it is expected that our directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

We provide indemnity and protection to our directors and officers.

Section 7 of our By-Law No.1 states in part that:

“The Company shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor... against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment . . ..”

Thus, we may be required to pay amounts to settle any such claims that may arise. The impact of any such possible future indemnity protection cannot be determined at this time.

In the event that your investment in our shares is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.

We have never paid a dividend to our shareholders, and we intend to retain our cash for the continued development of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the AMEX and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these new regulations, including Sarbanes-Oxley Section 404 and Multilateral Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company's stock price to decrease.

Material Mineral Property

The following is a narrative description of the Company’s only material property.

The Rosemont Property

On June 1, 2005, the Company announced that it had entered into an Option Agreement to purchase 100% of the Rosemont property in Pima County, Arizona. The Option Agreement required the cash payment of US$20,800,000 payable over a three-year period. After making the initial payment of $8,439,226 (US$6,666,666) in June 2005, the Company completed the remaining payments, after a reduction for early payment provisions of approximately $470,000, of $16,114,985 (US$ 13,733,582) on March 31, 2006 and thereby acquired a 100% working interest in the property subject to the 3% NSR.

In April 2007 the Company filed the NI 43-101 compliant technical report entitled “2007 Mineral Resource Update for the Rosemont Project, Pima County, Arizona, USA” (the “2007 Mineral Resource Update”) dated April 26, 2007. The principal author responsible for the overall preparation of the 2007 Mineral Resource Update is William L. Rose, P.E. of WLR Consulting Inc. Mr. Rose is a Qualified Person as such term is defined in NI 43-101. Other contributors to the 2007 Mineral Resource Update include: Michael Clarke, PhD, Qualified Person (non-independent), Donald Elkin of Mine Reserves Associates, Inc., Jerry T. Hanks, P.E. Qualified Person, Shea Clark Smith, P.G., Qualified Person, an independent consulting geochemist, Mark G. Stevens, C.P.G. Qualified Person (non-independent), James Sturgess, Qualified Person (non-independent).

The following is based upon information obtained from the 2007 Mineral Resource Update:

The property which includes patented and unpatented claims, fee land and surface grazing rights is approximately 50 kilometers southeast of Tucson. The Rosemont property covers most of the Rosemont Mining District and adjacent Helvetia Mining District and contains three known potentially open-pit mine-able copper/molybdenum/silver (“Cu-Mo-Ag”) skarn deposits on patented mining claims. Taken together the land position is sufficient to allow mining of the open pit, processing of ore, storage of tailings, disposal of waste rock, and operation of milling equipment. These lands are accessible under provisions of the

Mining law of 1872, subject to obtaining approval from the US Forest Service after completion of an Environmental Impact Statement process. The Environmental Impact Statement process includes interagency consultation on endangered species and cultural resources. The use of the project surface rights will require obtaining a number of federal, state, and local permits and approvals, which are now in progress.

The Rosemont deposit, the principal known area of mineralization on the Rosemont property is a typical representative of the porphyry copper class of deposits. Similar to many of other south-western US deposits in this class, Rosemont consists of broad-scale skarn mineralization developed in Paleozoic-aged carbonate sedimentary rocks adjacent to their contact with quartz-latite or quartz-monzonite porphyry intrusive rocks. The deposit has been extensively drilled using diamond core holes.

The Rosemont Property occupies flat to mountainous topography in the north-eastern and north-western flanks of the Santa Rita Mountains at a surface elevation ranging from 6,290 to 4,000 feet (1,900-1,200 meter) above sea level. The area is considered part of the Basin And Range physiographic province characterized by high mountain ranges adjacent to alluvial filled basins.

The eastern portion of the property is easily reached from the city of Tucson by traveling Interstate Highway I-10 approximately 25 miles (40 km) east to its intersection with Arizona State Highway 83, then continuing south for approximately 11 miles (18 km) where Highway 83 crosses the Rosemont property. From Highway 83, a number of unimproved dirt roads access various locations on the property. The western portion of the property is reached from Tucson by following Interstate Highway I-19 south about 20 miles (30 km) to the town of Sahuarita, then east 10-15 miles (20 km) along any of a number of unpaved roads that lead to the property.

Weather presents no significant difficulties to mining operations in the area. The semi-arid climate, typical of the Arizona-Sonoran Desert, produces an average of about 8 inches (20 cm) annual rainfall, mostly during the late summer and winter months. Temperatures range from about 25ºF to 115ºF (-4ºC to 45ºC). The resulting vegetation ranges from mesquite and grasses in the lower elevations to oak, pine and juniper in the mountains.

Sufficient mining personnel are available within commuting distance of the site. Tucson, Arizona is a city in excess of 500,000 people and has a well known history of mining in the area. The proximity of the property to the metropolitan Tucson area allows for the convenient transportation of workers, equipment, and supplies to the site using established road ways.

Power is available from existing high voltage lines that pass within a few miles of the site, although project requirements and surplus line capacities are in the process of being defined. Adequate water rights have been purchased and will be piped to the site, as sufficient water is not available on the site at this time. Approval of utility corridors and pipelines will be required, permitting for which is currently in progress.

Results of the 2007 Mineral Resource Update were incorporated in the Feasibility Study details of which are provided below under “Feasibility Study”.

Mine Plan of Operations

In July 2007 the Company formally filed the MPO with the US Forest Service. The detailed plan for Augusta’s Rosemont Copper project includes progressive design, conservation and sustainability initiatives. Once approved, the final Rosemont MPO becomes a binding document that assures the MPO’s commitments, including reclamation and closure funding guarantees. Highlights of the plan include:

  Significant Economic Benefits – The Rosemont Copper project will produce more than 230 million pounds of copper per year, along with significant amounts of molybdenum and silver. Rosemont

  Copper alone will produce 10 percent of the entire U.S. copper production for 20 years. About 500 high-paying direct jobs, as well as at least 1,000 indirect jobs will be created, adding over $500 million in local payroll over the mine life and $1.4 billion in goods and services, in addition to local, state, and federal tax revenue.

  Water Conservation – The Rosemont design avoids impacts to the Davidson Canyon and Cienega Creek watershed. Central Arizona Project (“CAP”) water is already being purchased and stored in advance. Rosemont will add to the local aquifer more water than it will use, leaving a five-percent net water gain in the community. In addition, new water conservation and recycling techniques at Rosemont will save 50 to 60 percent of the total water used in traditional mining.

  Concurrent Reclamation – Reclamation will begin within the first year of mine operation and will feature state-of-the-art practices. They include greenhouse studies for optimum revegetation, cattle use to prepare the seedbed for replanting, and construction of perimeter buttresses to stabilize soil and shield visual impact from state highway SH 83. Only a small portion of the final pit configuration will be visible from the highway.

  Community Conservation – At the end of the estimated 20 years of production, Rosemont Copper will leave open space and conservation easements to the community in perpetuity. In addition, the project will endow funds to support local projects for generations to come.

Water conservation is one of the most important components of the Company’s plan to operate the Rosemont Copper project. By the end of 2007, a total of 15,000 acre feet of water delivered by the Central Arizona Project has been stored in the Tucson active management area basin, bringing the level stored for Rosemont Copper to a three-year operating supply.

Using the MPO as a basis for permitting, Augusta will now move through the National Environmental Policy Act permitting process, whereby the US Forest Service initiates an Environmental Impact Statement and public review process. The company continues to work with local interests to address relevant factual concerns and issues as part of the National Environmental Policy Act process.

Feasibility Study

In August 2006, the Company commenced the feasibility study on Rosemont with M3 Engineering and Technology Corporation of Tucson, Arizona being awarded the contract after a due bid and selection process. To lead the project internally, the Company appointed Mr. Lance Newman as VP, Project Development and Mr. Mark Stevens as Chief Project Geologist.

On August 28, 2007, the Company announced the Board approved results of the Feasibility Study as a low cost open pit mine with a sulfide concentrator and SX/EW plant to treat sulfide and oxide mineral reserves, respectively.

The following is an extract of the Summary section of the report entitled “NI 43-101 Technical Report For The Rosemont Copper Project Feasibility Study, Pima County, Arizona, USA, dated August 24, 2007 (Volume 1) (the “Feasibility Study”) filed on SEDAR. The principal author responsible for the overall preparation of the Feasibility Study is Dr. Conrad Huss, P.E., Qualified Person, of M3 Engineering & Technology Corporation and other contributors to the Feasibility Study include: William L. Rose, P.E. a Qualified Person, of WLR Consulting, Inc., Thomas L. Drielick, P.E, a Qualified Person, of M3 Engineering & Technology Corporation, Michael Clarke, PhD (non-independent Qualified Person), James A. Sturgess (non-independent Qualified Person). Additional details regarding the Rosemont property may be obtained from the Feasibility Report available on SEDAR at www.sedar.com, which readers are encouraged to review in its entirety.

SUMMARY

Property

The Rosemont property is primarily a copper mining project with appreciable amounts of molybdenum and silver by-products. Rosemont is being developed by Augusta Resource Corporation (Augusta). The property consists of 132 patented lode claims comprising about 1968.5 acres and a contiguous package of 864 unpatented lode mining claims comprising about 12,000 acres which surround the core of patented claims. There are also 14 parcels of fee land associated with the property, which are grouped into six individual areas that total an additional 911 acres. The area covered by patented claims, unpatented claims and fee land totals approximately 15,000 acres, and is situated within the historic Helvetia Mining District on the northwestern flank of the Santa Rita Mountain Range and the Rosemont Mining District on the northeastern flank of the Santa Rita Mountain Range.

Mining activity in the Helvetia and Rosemont Mining Districts dates to the mid 1800s, and by the 1880s production from mines on both sides of the Santa Rita Mountains supported the construction and operation of the Columbia Smelter at Helvetia, on the western side, and the Rosemont Smelter in the Rosemont Mining District on the eastern side. Production ceased in 1951 after production of about 227,300 tons of ore containing an estimated 27.3 million pounds of copper, 1.1 million pounds of zinc and 180,760 ounces of silver.

The copper mineralization of the Rosemont deposit is primarily sulfide with a cap of oxide copper close to the surface. The sulfide and oxide ore will be mined through conventional open pit mining techniques. Sulfide ore will be processed by crushing, grinding, and flotation to produce a copper concentrate product and a molybdenum concentrate product for market. The run of mine (ROM) oxide ore will be leached and the resulting leach solution processed through a solvent extraction and electrowinning facility to produce a copper cathode product for market.

Location

The Rosemont copper-molybdenum-silver deposit is located in Pima County, Arizona, USA on the northeastern flank of the Santa Rita Mountains approximately 30 miles southeast of the city of Tucson Arizona. The property occupies flat to mountainous topography at a surface elevation ranging from 4,000 feet to 6,290 feet and at geographical coordinates of approximately 31° 50’ N and 110° 45’ W.

Ownership

The Rosemont deposit is the principal known area of mineralization on the Rosemont property, a group of patented mining claims, unpatented mining claims and fee land that in aggregate total approximately 15,000 acres (6,100 hectares). Augusta first became interested in the Rosemont deposit in 2005 and after completing a two phase drilling program in 2005 and 2006, Augusta completed the purchase of a 100 percent interest in the property in March 2006. The purchase is subject to a 3% Net Smelter Return (NSR).

Augusta maintains offices in Denver, Colorado, USA, and Vancouver, British Columbia, Canada. The company is traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AZC and on the Frankfurt Stock Exchange under the symbol A5R.

Details regarding history including prior ownerships, development of the property and the type, amount, quantity and results of exploration work undertaken by previous owners, and any previous production on the property to the extent known can be found in the Feasibility Study section 1.8 History pages 1-23 to 1-24 which is incorporated herein by reference.

Geology and Mineralization

The Rosemont deposit is a typical representative of the porphyry copper class of deposits. Similar to many other southwestern USA deposits in this class, Rosemont consists of broad-scale skarn mineralization developed in Paleozoic-aged carbonate sedimentary rocks adjacent to their contact with quartz-latite or quartz-monzonite porphyry intrusive rocks. The deposit has been extensively drilled using diamond core holes. Broadly disseminated sulfide mineralization occurs in the Paleozoic units. Near surface weathering has resulted in the oxidation of the sulfides in the overlying Mesozoic units.

Additional details regarding mineralization encountered on the Rosemont property can be found in the Feasibility Study section 1.11 Mineralization pages 1-26 to 1-27 which is incorporated herein by reference.

Exploration and Sampling

Augusta has recently completed a 40-hole, 68,727 feet diamond drilling program on the deposit, consisting of resource, geotechnical, and metallurgical holes. Previously in 2005, Augusta carried out a 15-hole, 27,402 feet diamond drilling program. The results of both of these drilling programs have been integrated with approximately 210,000 feet of previous drilling, conducted by other companies prior to Augusta’s involvement, to estimate the mineral resources presented in this report. This work was incorporated into an updated mineral resource statement provided in a WLRC Technical Report dated April 26, 2007. Detailed information regarding drilling, sampling and assaying and measures taken to ensure the validity and integrity of samples taken can be found in the Feasibility Study section 1.13 Drilling pages 1-28 to 1-30, section 1.14 Sampling Method and Approach pages 1-30 to 1-34 and section 1.15 Sample Preparation, Analysis and Security pages 1-34 to 1-41 which are herein incorporated by reference.

Mineral Resource and Mineral Reserve Estimates

A block grade model of the Rosemont deposit was constructed using MEDSystem® software using a geologic model developed in Gemcom® by Augusta personnel and contract geologists. Statistical studies were conducted to identify outliers to the distribution of assays and to estimate the ranges of influence for block grade estimation. Block grade estimations were conducted by rock type using 50-foot composited data and ordinary kriging interpolation methods. Blocks were also classified into measured, indicated and inferred resources in a manner that conforms to Canadian National Instrument 43-101 standards. The mineral resource and mineral reserve estimation work was performed by or under the direction of Mr. William Rose, P.E., WLR Consulting Inc.’s (WLRC’s) Principal Mining Engineer and an independent Qualified Person under the standards set forth by Canadian NI 43-101.

Updated measured and indicated mineral resource estimates for the Rosemont deposit are summarized in Tables 1-1 and 1-2, respectively. The combined measured and indicated mineral resource estimates are presented in Table 1-3. Inferred mineral resource estimates are shown in Table 1-4. US units are used in these estimations, where tons refer to short tons (2000 lbs). The mineral resource estimates contained herein are effective as of April 26, 2007.

Table 1-1 Rosemont Deposit Measured Mineral Resources

Material/ Cutoff (%Cu)	Ktons	%Cu	%Mo	Ag Oz/ton	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)
Oxides: 0.10 0.15 0.20	14,300 9,000 5,000	0.21 0.27 0.35	- - -	- - -	61 48 35	- - -	- - -
Sulfides: 0.15 0.20 0.25 0.30	132,400 120,400 108,900 98,300	0.51 0.55 0.58 0.61	0.015 0.016 0.016 0.016	0.14 0.15 0.15 0.16	1,350 1,312 1,261 1,203	39.7 38.5 34.8 31.5	18.1 17.5 16.6 15.5

Table 1-2 Rosemont Deposit Indicated Mineral Resources

Material/ Cutoff (%Cu)	Ktons	%Cu	%Mo	Ag Oz/ton	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)
Oxides: 0.10 0.15 0.20	60,200 34,300 16,500	0.20 0.25 0.35	- - -	- - -	236 174 116	- - -	- - -
Sulfides: 0.15 0.20 0.25 0.30	476,600 422,700 373,100 325,300	0.45 0.49 0.52 0.56	0.014 0.014 0.014 0.015	0.11 0.12 0.12 0.13	4,289 4,109 3,888 3,630	133.4 118.4 104.5 97.6	52.0 49.0 45.9 42.3

     Table 1-3 Rosemont Deposit Combined
Measured and Indicated Mineral Resources

Material / Cutoff (% Cu)	Ktons	% Cu	% Mo	Ag Oz/ton	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)
Oxides: 0.10 0.15 0.20	74,500 43,300 21,500	0.20 0.26 0.35	- - -	- - -	297 222 151	- - -	- - -
Sulfides: 0.15 0.20 0.25 0.30	609,000 543,100 482,000 423,600	0.46 0.50 0.53 0.57	0.014 0.014 0.014 0.015	0.12 0.12 0.13 0.14	5,640 5,421 5,149 4,834	173.2 156.9 139.3 129.0	70.1 66.5 62.4 57.8

Table 1-4 Rosemont Deposit Inferred Mineral Resources
(Excludes Measured & Indicated)

Material / Cutoff (% Cu)	Ktons	% Cu	% Mo	Ag Oz/ton	lbs Cu (millions)	lbs Mo (millions)	oz Ag (millions)
Oxides: 0.10 0.15 0.20	30,000 15,700 9,000	0.20 0.28 0.36	- - -	- - -	121 87 64	- - -	- - -
Sulfides: 0.15 0.20 0.25 0.30	205,100 163,000 137,900 109,800	0.37 0.43 0.46 0.51	0.007 0.007 0.008 0.008	0.05 0.06 0.06 0.07	1,526 1,386 1,274 1,124	28.7 22.8 22.1 17.6	10.3 9.3 8.7 7.7

Augusta’s 2006 drilling campaign at the Rosemont deposit has increased both the quantity and confidence level of the estimated mineral resources, which presently totals about 543 million tons of measured and indicated sulfide mineral resources grading 0.50% Cu, 0.014% Mo, and 0.12 ounces per ton Ag, at a 0.20% Cu cutoff. An additional 163 million tons of inferred sulfide mineral resources are estimated at a grade of 0.43% Cu using the same cutoff. Augusta’s recent drilling program was successful in converting significant tonnages of inferred material into measured and indicated classifications. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In addition, geologic and metallurgical studies conducted by Augusta have shown the potential for considering the oxide copper mineralization that overlies the sulfide deposit. Estimated measured and indicated oxide mineral resources total nearly 75 million tons grading 0.20% Cu, at a 0.10% Cu cutoff. An additional 30 million tons of inferred oxide mineral resource are estimated at a grade of 0.20% Cu, using the same cutoff.

The classification of currently inferred sulfide and oxide mineral resources can potentially be improved with further drilling. Additional mineral resources may be found in extensions to the north and east of the Rosemont deposit. Mineralization also is known to occur in the Broadtop Butte, Copper World and Peach-Elgin deposits on the Rosemont property, which could potentially add to the total mineral resource base of the Rosemont area.

The Rosemont deposit’s proximity to the topographic surface makes it amenable to open pit mining methods. Floating cone analyses of economic pit limits were conducted using a variety of metal prices and operating costs. A base case mining pit shell generated at metal prices of $1.50/lb Cu, $10.00/lb Mo and $8.50/oz Ag and anticipated operating costs was used to design an ultimate pit for mineral reserve estimation and subsequent mine planning.

Rosemont mineral reserves have been estimated from only measured and indicated mineral resources; all inferred resources have been treated as waste. Net Smelter Returns (NSRs) were computed as a means of aggregating the net recoverable value of the three primary metals in sulfide rock types; only copper was used in calculating oxide NSRs. No recovery of molybdenum and silver is projected from oxide ore leaching and only quartz monzonite porphyry (QMP), andesite and arkose rock types were considered as potential oxide leach ore (no NSRs were computed for other oxide rock types). An internal NSR cutoff of $3.29/ton was used for sulfide mill ore and $1.77/ton was used for oxide leach ore. Table 1-5 summarizes the estimated mineral reserves for the Rosemont deposit as of the date of this report.

Table 1-5 Rosemont Mineral Reserves

Classification	Sulfides>= 3. 29$/ton NSR Cutoff					Oxides >=1.77 $/ton NSR
	Ktons	NSR $/t	TCu %	Mo %	Ag oz/t	Ktons	NSR $/t	TCu %
Proven	126,120	12.25	0.50	0.015	0.14	9,938	3.22	0.19
Probable	366,607	11.29	0.46	0.015	0.12	39,507	2.96	0.17
Total	492,727	11.53	0.47	0.015	0.12	49,445	3.01	0.18

At prices of $1.50/lb Cu, $10.00/lb Mo and $8.50/oz Ag, combined proven and probable sulfide mineral reserves within the designed Rosemont ultimate pit total nearly 493 million tons grading 0.47% Cu, 0.015% Mo and 0.12 oz/ton Ag. Proven and probable oxide mineral reserves total about 49.5 million tons grading 0.18% Cu. The pit contains a total of about 1.83 billion tons of material, of which 542 million tons are mineral reserves and 1.29 billion tons are waste rock, resulting in a stripping ratio of 2.38:1 (tons waste per ton of ore). Contained metal in the sulfide (proven and probable) mineral reserves is estimated at 4.65 billion pounds of copper, 146 million pounds of molybdenum and 61 million ounces of silver. Contained metal in proven and probable oxide mineral reserves is estimated at 173 million pounds of copper. All of the mineral reserve estimates reported above are contained in the mineral resource estimates presented in Tables 1-1 through 1-3.

The Rosemont ultimate pit contains approximately 52 million tons of inferred sulfide mineral resources and nearly 17 million tons of inferred oxide mineral resources that are above respective sulfide and oxide NSR cutoffs of $3.29/ton and $1.77/ton. These resources are included in the waste estimates presented in the previous paragraph. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded.

Mining

Six internal mining phase designs were also developed, bringing the total number of phases to seven. A production scheduling analysis was conducted to determine preproduction and long-term waste rock stripping rates. This scheduling was based on a milling rate of 75,000 tons per day (tpd), operating 365 days per year, for a total sulfide ore feed of 27.375 million tpy. Oxide ore will be delivered to the leach pad as it is encountered during the course of mining. Mine and plant operations will be scheduled for continuous coverage, using two 12-hour shifts per day, seven days per week. Ramp-up schedules were developed for preproduction stripping and sulfide ore milling during the first year of plant operations.

Mining sequence plans were developed on a quarterly basis through the end of Year 2 and on an annual basis through Year 7. Additional plans include mining progress through the end of Year 10, Year 15 and Year 19 (end of mining). A production schedule was then generated from these mining plans, indicating a project operating life of 18.2 years using only proven and probable mineral reserves. Peak mining rates of 342,000 tpd of total material (ore and waste) will be realized in Years 1 and 2. Typical mining rates during Years 3-12 will be 247,000 tpd of waste rock and oxide ore, or 322,000 tpd of total material (including 75,000 tpd of sulfide ore). An 18-month preproduction stripping program will be required to open the deposit up for initial ore deliveries to the mill.

Overburden and other waste rock encountered in the course of mining will be placed into a waste rock storage (WRS) area located to the southeast and south of the planned open pit and into the dry stack tailings area, where dewatered mill tailings will be placed behind waste rock containment buttresses. The dry stack tailings area is north of the WRS area and east-northeast of the pit. The oxide ore heap leach pad will be located between the dry stack tailings area and the initial WRS area.

The proposed pit operations will be conducted from 50-foot-high benches using large-scale equipment, including up to: four 12.25 -inch-diameter rotary blasthole drills, three 60-cu-yd electric mining shovels, two 33-cuyd front-end loaders, thirty-one 260-ton off-highway haul trucks, five 580-to 850-hp crawler dozers, three 630-hp rubber-tired dozers, three 270- to 500-hp motor graders and three 20,000- to 30,000-gallon off-highway water trucks. Four rotating crews will be used for continuous operator and maintenance coverage. Peak manpower (and equipment) levels will occur in Year 7, with 45 supervisory and technical personnel, 183 workers in mine operations and 99 in mine maintenance, totaling 327 people.

Metallurgical Testing

The earliest existing records of metallurgical testing are from the period 1974 - 1975, at which time grinding and flotation tests were performed. In the first half of 2006, Augusta initiated test work to provide a better understanding of the metallurgy of the Rosemont deposit and establish the design criteria for the design of a process facility.

The Rosemont sulfide ore was tested to determine grinding and flotation criteria. The test work indicates a process of crushing and grinding the ore to 80% passing 105 micron size distribution followed by bulk flotation to recover copper and molybdenite minerals. A molybdenite concentration circuit to treat the bulk flotation concentrate will be able to produce a molybdenite concentrate.

The Rosemont oxide ore was tested to determine heap leaching design criteria. The test work indicates that a heap leach process on run of mine ore can recover the copper into a pregnant leach solution (PLS) that can be subsequently processed in a solvent extraction – electrowinning (SX-EW) circuit.

Process Flowsheet

Both sulfide and oxide copper ore will be processed. Sulfide ore will be transported from the mine to the primary crusher by off-highway haulage trucks then conveyed to the concentrator facilities. Oxide ore will be transported from the mine to a run of mine heap leaching facility by the off-highway haulage trucks. Copper concentrate produced at the concentrator facility will be loaded into highway haul trucks and transported to a concentrate smelter or to a rail siding for longer distance shipments. Molybdenum concentrate produced at the concentrator facility will be bagged and loaded onto trucks for shipment to market. Oxide ore will be leached with acidic solution and the leach solution will be processed using solvent extraction electrowinning (SX-EW) technology to produce high purity cathode copper plates. The copper cathodes will be loaded onto trucks for shipment to market.

The process selected for recovering the copper and molybdenite minerals can be classified as “conventional”. The sulfide ore will be crushed and ground to a fine size and processed through mineral flotation circuits.

The process selected for the recovery of copper from the oxide ore can be classified as “conventional”. The oxide ore will be heap leached and the copper recovered from the leach solution using solvent extraction –electrowinning technology.

Extraction Rates

Sulfide ore metal recoveries are indicated by the test work to be for copper (84%), gold (73%), and silver (78%) in a copper concentrate, and molybdenum (56%) in a molybdenite concentrate.

Oxide ore copper recovery is indicated by the test work to be 65%.

Process Reagents

Reagent consumption rates for the full scale plant operation have been estimated from the test results. The reagents that will be used in the sulfide circuit are considered to be “conventional”. Consumption rates for collectors is estimated to be about 0.16 lbs/ton of sulfide ore, lime about 1.56 lbs/ton, and modifiers, frothers and other about 0.25 lb/ton. The molybdenite recovery circuit will consume about 0.172 lbs/ton of sulfide ore in modifiers, collectors, and frothers.

In the oxide ore leaching circuit, sulfuric acid consumption is estimated to be 28.6 lbs/ton ore. In the SX-EW circuit, extractant consumption is estimated to be 0.0002 lbs/lb cathode copper, diluent at 0.001 lbs/lb, all other electrowinning additives 0.0134 lbs/lb, and solution filtering additives at 0.04 lbs/lb.

Power

The power supply for the Rosemont mine and process facilities will be administered by Tucson Electric Power (TEP) under a shared service agreement with TRICO, a local cooperative. The estimated connected load for the project is 139 MW and will be supplied by a minimum of a 138 kV line to site. The estimated operating load for the project is approximately 106 MW.

Four options to connect to the existing TEP and / or Southwest Transmission Cooperative (SWTC) facilities were explored during the feasibility study. A summary discussion of the options is in Section 1.25.6 of this Technical Report and in Section 8 of the Feasibility Study Report. The option selected was to connect to an upgraded 138 kV transmission line running from the TEP Vail substation and serving Santa Cruz County and Nogales. The tap will be at the northern boundary of the Santa Rita Experimental Range with a new 138 kV transmission line to the Rosemont site. The alignment will follow the northern and eastern boundaries of the Santa Rita Experimental Range to the western access road leading to site. This option provided the shortest distance for the new transmission line to site. A substation would be provided at the connection to the TEP transmission line and step down transformers installed to distribute lower voltage power to the fresh water pump stations following the same alignment as the transmission line.

Water

The fresh water requirements for the Rosemont facilities are about 5,000 acre-feet per year with a peak demand of 5,000 gallons per minute (gpm) and an average demand of 3,370 gpm. All gallons in this report are United States gallons. Water will come from wells located west of the Santa Rita Mountains and will be pumped to the fresh water and fire water storage tank located at the Rosemont site.

The daily usage for potable water is about 17,000 gallons per day, fresh water makeup is 4.8 million gallons per day, and the recycle process water is 37 million gallons per day. There is also a fire water distribution system throughout the mine site.

Augusta has committed to recharging the Santa Cruz aquifer with available Central Arizona Project (CAP) water.

Permits

Permitting for the Rosemont Copper Project involves federal approvals and requires compliance with the National Environmental Policy Act (NEPA). This in turn requires an Environmental Impact Statement (EIS) and compliance with the Endangered Species Act (ESA) and the National Historic Preservation Act (NHPA). A Mine Plan of Operation was submitted to the US Forest Service on July 11, 2007 to initiate the

EIS and start the permitting process. Major federal permits required to construct and begin operation of the Rosemont Project include a National Pollutant Discharge Elimination System (NPDES), general storm water permit and a Clean Water Act (CWA) Section 404 permit for discharge of fill material to onsite washes. Major state permits include an aquifer protection permit, Clean Air Act (CAA) Title V air emissions permit, and a general storm water permit. The only major local permit required is a Pima County air quality permit. Other permits which do not affect the timeline for project permitting and subsequent start up include explosives permits, nuclear instrumentation licenses, hazardous waste identification, tracking numbers and spill control plans. Further details regarding permits can be found in the Feasibility Study section 1.25.8 pages 1-87 to 1-96 which is incorporated herein by reference.

Operating Costs

The mine operating costs were developed by WLR Consulting, Inc., based on a selected fleet of mine and support equipment. The average life of mine operating costs for the mining operation is $0.82 per ton mined. These costs include drilling, blasting, loading, hauling, road and dump maintenance and general mining.

Mill process operating costs in Year 2 average $3.10/ton of mill ore which includes crushing and conveying, grinding and classification, flotation and regrind, concentrate thickening, filtration and dewatering, tailings disposal and mill ancillary services. In addition, these operating costs are broken into the major categories of labor, power, reagents, maintenance, supplies and services.

Operating costs for the SX-EW process in Year 2 average $0.99/ lb. of cathode copper which includes heap leach pad, solvent extraction, tank farm, electrowinning and SX-EW ancillary services. In addition, these operating costs are broken into the major categories of labor, power, reagents, maintenance, supplies and services.

The average operating cost for the supporting facilities and general administrative expenses in Year 2 is $0.24/ton of sulfide ore. The supporting facilities include laboratory, safety and environmental, accounting, human resources, security and the general manager’s office.

The overall site direct operating cost estimate by cost center in Year 2 is shown in Table 1-6 below. All costs are estimated in second quarter 2007 US dollars at an accuracy of ± 10%.

Table 1-6 Summary of Operating Costs Based on Year 2 of Operations

Annual Cost ($000)
Mining	78,517
Mill Operations	84,800
SX-EW Operations	13,562
Support Facilities and G&A	9,110

Total	185,988

Capital Cost Estimate

The total capital cost estimate to design, construct and commission the Rosemont facilities is estimated to be $797.8 million for the combined sulfide and oxide plant. The estimate includes the direct field cost for constructing the project at $619.1 million as well as $178.7 million for the indirect costs associated with the design engineering, procurement and construction, commissioning, spare parts, contingency and Owner’s cost. An incremental cost for the oxide plant was estimated to be $57.4 million with $45.0 million for the direct costs and $12.4 million for indirect costs. All costs are expressed in second quarter 2007 US Dollars at an accuracy of ± 15% with no allowance provided for escalation, interest, foreign currency, hedging, or financing during construction.

Financial Analysis

The Rosemont Project economics were done using a discounted cash flow model. The study evaluated two production cases; one case was sulfide concentrate production only, and the other a sulfide concentrate plant with a heap leach SX-EW plant for the treatment of the oxide copper reserves. Costs are in constant second quarter 2007 US dollars with no provisions for escalation. The financial indicators examined for the project included the Net Present Value (NPV), Internal Rate of Return (IRR) and payback period (time in years to recapture the initial capital investment). Annual cash flow projections were estimated over the life of the mine based on capital expenditures, production costs, transportation and treatment charges and sales revenue. The life of the mine is 19 years.

The sales revenue is based on the production of three commodities: copper, molybdenum and silver. Gold is also present in the copper concentrates in the form of a saleable by-product credit. The estimates of capital expenditures and site production costs have been developed specifically for this project.

Metal sales prices used in the evaluation are listed in Table 1-7.

Table 1-7 Base Case and Historical Metals Prices

	60/40 Weighted Average *	3 Year Historical Average*
Copper	$2.61/ pound	$2.38/ pound
Molybdenum	$31.06/ pound	$30.47/ pound
Silver	$11.37/ pound	$9.85/ pound
Gold	$600.20/ ounce	$536.66/ ounce

*60/40 weighted average of the 36 month historic price and the24 month futures price forecast

In addition to the above metal sales price cases, long term metal prices were also evaluated. Long term metal prices were established using the July 2007 twenty-four month forward prices trending down to long term fixed prices of $1.50/lb Cu, $15.00/lb Mo, and $10.00/oz Ag over a four year period. The metal prices used are shown below in Table 1-8.

Table 1-8 Long Term Metals Prices

	Year 1	Year 2	Year 3	Year 4	Year 5 onwards
Copper	$ 2.97/pound	$ 2.60/pound	$ 2.23/pound	$ 1.86/pound	$ 1.50/pound
Molybdenum	$31.96/pound	$27.72/pound	$23.48/pound	$19.24/pound	$15.00/pound
Silver	$13.65/ounce	$12.74/ounce	$11.83/ounce	$10.91/ounce	$10.00/ounce
Gold	$695.50/ounce	$671.63/ounce	$647.75/ounce	$623.88/ounce	$600.00/ounce

The after tax financial results for the combined sulfide and oxide case and the stand alone sulfide only case under the three metal pricing scenarios are shown in Table 1-9.

Table 1-9 Financial Indicators (After Tax)

	Combined Base Case (60/40 split)	Combined Historical 36 Months	Combined Long Term Metal Prices	Sulfide Base Case (60/40 split	Sulfide Historical 36 Months	Sulfide Long Term Metal Prices
NPV 0%	5,116.6	4,468.1	2,100.5	5,041.4	4,409.4	2086.0
NPV 5%	2,544.4	2,182.9	996.8	2,505.2	2,154.7	996.1
NPV 10%	1,312.2	1,093.4	459.2	1,294.4	1,083.2	466.6
IRR	30.2%	27.4%	20.9%	30.9%	28.0%	21.6%
Payback Years	2.9	3.2	3.0	2.9	3.2	3.0

Author’s Conclusions

The results of the feasibility study for the Rosemont Copper Project indicate that the project is technically and economically feasible. There are opportunities for further optimization, and the project can be constructed and operated in an environmentally sound manner. Based on the base case metal prices of $2.61 per pound of copper, $31.06 per pound of molybdenum and $11.37 per ounce of silver and the combined sulfide and oxide case, the project would generate an after tax NPV (5%) of approximately $2.54 billion with an IRR of about 30.2% and a payback of 2.9 years on an after tax basis. The sulfide case only would generate an after tax NPV (5%) of approximately $2.51 billion with an IRR of 30.9% and a payback of 2.9 years. The oxide plant, on a cash flow basis, adds value to the project; however, the internal rate of return is slightly lower than the stand alone sulfide case.

It is acknowledged that there is some local public resistance to developing the project in the Santa Rita Mountains; however, it is noted the Mining Law of 1872 provides for development of public lands, subject to US Forest Service approvals, after completion of an EIS, which is now underway.

Author’s Recommendation

As part of the continued development program for the Rosemont project, it is recommended that engineering studies continue to further optimize the plant. Some potential exists to reduce the civil earthwork costs during detail design. Additional geotechnical investigations are also needed to support the detail design effort. Further metallurgical testing is recommended to optimize metal recoveries and reagent selection and consumption. Further filtration tests should be conducted on samples of the tailings by equipment vendors to confirm filtration rate parameters relative to specific manufacturer's equipment specifications.

Objectives for 2008

Augusta is focusing on three main objectives for 2008 for the Rosemont Copper project. For permitting, we are targeting the completion of the public scoping and submitting all state and federal permit applications as we prepare a draft EIS. For financing, we plan to finalize the silver-backed financing agreement with Silver Wheaton Corp. and identify the remaining financial components of our strategy. For operations, we will award the Engineering Procurement and Construction Management contract in order to commence design engineering, and also intend to secure more orders for long lead equipment. In concert with these main objectives, we will continue new exploration work on the Rosemont property to expand the current open pit reserve and define new resources.

ITEM 5:	DIVIDENDS

The Company has not paid any cash dividends on its common shares and has no present intention of doing so, as it anticipates that all available funds will be utilized to finance exploration, development and future investment opportunities. There are no restrictions that could prevent the Company from paying dividends.

ITEM 6:	DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares without par value of which as at December 31, 2007 there were 88,588,061 common shares issued and outstanding. Each common share of the Company has the following rights, privileges, restrictions and conditions attached thereto:

(i)	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote:

(ii)	to share equally, share for share, in any dividends declared by the Company; and

(iii)

subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, to share equally, share for share in the remaining property of the company upon liquidation, dissolution or winding-up of the Company.

The Articles and By-laws of the Company contain no restrictions on the right to hold or vote the Company’s common shares.

ITEM 7:	MARKET FOR SECURITIES

The common shares of the Company currently trade on the TSX and AMEX. The graduation of the Company from the TSX Venture Exchange to the TSX occurred on August 10, 2006 and the AMEX listing occurred on November 30, 2006. The table below presents the high and low sale prices for the common shares of the Company and the volume on a monthly basis for the TSX.

High and Low Prices and Volume for Fiscal 2007
Period	High	Low	Volume
December 2007	4.39	3.29	2,056,535
November 2007	4.16	3.25	2,083,233
October 2007	4.39	2.46	6,222,500
September 2007	2.75	2.08	2,534,148
August 2007	3.39	2.45	3,131,527
July 2007	3.81	3.12	5,854,777
June 2007	3.50	2.46	7,163,916
May 2007	2.84	2.39	3,313,963
April 2007	2.58	2.20	2,484,160
March 2007	2.42	1.86	2,255,711
February 2007	2.32	2.03	2,248,236
January 2007	2.53	1.99	3,305,223

The table below presents the high and low sale prices for the common shares of the Company and the volume on a monthly basis for AMEX.

High and Low Prices and Volume for Fiscal 2007
Period	High	Low	Volume
December 2007	4.47	3.28	3,365,700
November 2007	4.47	3.22	2,916,700
October 2007	4.64	2.46	7,638,100
September 2007	2.78	2.03	1,684,900
August 2007	3.26	2.30	2,644,800
July 2007	3.70	2.92	2,696,300
June 2007	3.24	2.26	3,639,200
May 2007	2.61	2.18	2,082,100
April 2007	2.35	1.91	1,554,300
March 2007	2.10	1.65	1,147,600
February 2007	2.00	1.73	2,133,200
January 2007	2.07	1.67	2,918,000

The following table provides each class of the Company’s securities that was outstanding but not listed or quoted on a marketplace as at December 31, 2007:

Type of Security	Number Outstanding	Exercise or Conversion Price	Expiry Date
Stock Options	104,500 450,000 125,000 100,000 2,035,000 86,000 150,000 730,000 539,000 365,000 50,000 1,035,000 150,000	$0.10 $2.05 $1.96 $2.30 $1.56 $2.07 $1.55 $2.07 $2.20 $1.78 $1.90 $2.12 $3.61	November 15, 2009
March 28, 2010
April 13, 2010
June 23, 2010
August 22, 2010
August 22, 2010
September 28, 2010
April 11, 2011
May 15, 2011
August 2, 2011
August 8,2011
March 2, 2012
			November 26, 2012
Warrants	12,997,600	$4.10	March 17, 2008

As of the date of this AIF 6,232,999 options were outstanding of which 2,777,498 were fully vested and exercisable. Each of the Company’s options is exercisable for one common share.

As of the date of this AIF there were 12,997,600 warrants outstanding, each exercisable for one common share of the Company.

ITEM 8:	DIRECTORS AND OFFICERS

Name, Municipality of Residence	Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
Donald B. Clark Richmond, BC, Canada
VP Administration and Director of the Company; CFO of the Company between June 2004 and July 2006; Director of Sargold Resource Corporation from May 1998 to October 2007; CFO of Sargold from May 2004 to July 2006; President and CEO and Director of Wildcat Silver Corporation since February 27, 2006 and President and Director of Ventana Gold Corporation since March 2006. Sargold, Wildcat and Ventana are all mineral exploration and development companies.
		June 21, 1996	February 1, 1996
Gil Clausen Denver, CO, USA
President, CEO and Director of the Company; Executive VP of Washington Group International, Inc., providers of integrated engineering, construction, and management solutions, between 2001 to March 2005.
		April 18, 2005	March 28, 2005
W. Durand Eppler(1) (2) (3) Denver, CO, USA
Director of the Company; CEO of Sierra Partners, LLC since April 2005 and President of New World Advisors, LLC since August 2004. Both Sierra Partners and New World Advisors provide strategic and business advisory services to global resource companies. Since July 2005, Chief Executive Officer of Coal International, Plc, a London (AIM) listed company with global coal operations and investments. VP of Newmont Mining Corporation between May 1995 and August 2004 and President of Newmont Indonesia between 1998 and 2001, each of which are mining companies.
		Not Applicable	June 15, 2005
Christopher M.H. Jennings(2) (3) Grand Cayman, Cayman Islands, BWI
Director of the Company; Chairman of SouthernEra Diamonds Inc., a company engaged in diamond exploration in Canada, South Africa, Gabon, Australia and the Democratic Republic of Congo, Director of Southern Platinum Corp., a mineral exploration and development company, between September 2004 – June 2005; President and CEO of SouthernEra Resources Limited, a mineral exploration and development company, between April 1992 to April 2001.
		Not Applicable	April 2002

Name, Municipality of Residence	Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
Michael A. Steeves(1) (2) Richmond, BC, Canada
Director of the Company; President and Chief Operating Officer and Director of Zazu Metals Corporation since November 2007. Consultant to the base metal industry between August 2005 to November 2007. VP Investor Relations of Glamis Gold Ltd., a mining company, between June 2002 and August 2005. Director of Investor Relations of Coeur d'Alene Mines Corporation, a mining company, between October 1999 to June 2002.
		Not Applicable	June 8, 1999
Robert P. Wares(1) (3) Montreal, QC, Canada
Director of the Company; Executive VP and Chief Operating Officer of Osisko Exploration Ltd. (“Osisko”) since early 2006. He was President of Osisko from September 1998 to early 2006. Osisko is a Canadian junior exploration company holding interests in several properties located in Quebec, Canada and Brazil, South America.
		Not Applicable	April 26, 1999
Richard W. Warke West Vancouver, BC, Canada
VP Corporate Development and Chairman of the Company; President of the Company between April 1999 to April 2005; CEO and Chairman of Sargold Resource Corporation, a mineral exploration and development company, between May 1998 to October 2007 and President between May 1998 to December 2006.
		February 1, 1996	February 1, 1996
Mike Clarke Lakewood, CO, USA
VP Exploration for the Company; VP Exploration for Sargold Resource Corporation, a mineral exploration and development company, between April 2005 and October 2007; Manager, Exploration for First Quantum Minerals Ltd., a mining company, between July 2004 and April 2005; Director of Exploration for the Saudi Arabian Mining Company between October 1999 to June 2004.
		April 13, 2005	Not Applicable
Bruce B. Nicol Delta, B.C. Canada	Senior VP and CFO for the Company; CFO for Sargold Resource Corporation, a mineral exploration company, between September 2006 and October 2007; VP & Controller Placer Dome March 1996 to May 2006.	September 1, 2006	Not Applicable

Name, Municipality of Residence	Present and Principal Occupation During the Last Five Years	Date First Appointed as Officer	Date Appointed as Director
Lance C. Newman Highlands Ranch, CO, USA	VP Project Development for the Company; Refinery Manager for Stillwater Mining Company from March 1997 to August 2006	August 2, 2006	Not Applicable
Rodney O. Pace Tucson, AZ, USA
VP Operations for the Company and General Manager of the Company’s wholly owned subsidiary Rosemont Copper Corporation; Consultant to the Mining Industry from September 2006 to December 2007; VP North American Operations, Washington Group International, Inc. – Mining Division from January 2002 to August 2006
		January 1, 2008	Not Applicable
Raghunath N. Reddy Denver, CO, USA	VP Finance for the Company; Director of Finance, Washington Group International, Inc., from July 1998 to November 2007;	November 26, 2007	Not Applicable
James A. Sturgess Centennial, CO, USA	VP Projects and Environment for the Company; Senior Associate for Stantec Consulting Inc., an environmental consulting firm, between December 2000 and October 2005.	October 1, 2005	Not Applicable
Purni Parikh Burnaby, BC, CANADA
Corporate Secretary for the Company; Corporate Secretary for Wildcat Silver Corporation and Ventana Gold Corporation; Corporate Secretary for Sargold Resource Corporation between June 2000 to October 2007. Sargold, Wildcat and Ventana are all mineral exploration companies.
		July 1999	Not Applicable

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

To the knowledge of the Company, the number of common shares of the Company which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and executive officers of the Company as a group as at the date of this AIF was [15,602,363} representing [17.61] %.

Cease Trade Orders and Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the 10 years before the date of this AIF has been, a director or officer of any other company that, while that person was acting in that capacity,

(a)	was the subject of a cease trade or similar order, or an order that denied the other company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

Richard W. Warke, the Chairman of the Company, is the President and Director of Cybercom Systems Inc. (“Cybercom”) and Donald B. Clark, VP Administration of the Company, is a Director of Cybercom. Cybercom was issued a cease trade order on October 23, 2002 due to failure to file comparative annual financial statements and quarterly report for the period ended January 31, 2002. Cybercom’s failure to filing the above resulted from its inability to pay filing fees associated with such filing due to a lack of funding. Cybercom is currently inactive and remains under cease trade order.

Wildcat Silver Corporation (“Wildcat”) requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008. The following director or officer or director or both of the Company is a director or officer or both of Wildcat: Donald Clark, Michael Steeves, Robert Wares, Bruce Nicol and Purni Parikh.

Michael Clarke, VP Exploration of the Company, was VP Exploration for Real del Monte Mining Corporation (“RMM”) between October 1997 and June 1999. Within a year after Mr. Clarke ceased to act in that capacity RMM announced insolvent liquidation. As a result RMM, was delisted from the exchanges it was then listed on. To the best of Mr. Clarke’s knowledge there were no charges of misconduct and the bankruptcy proceedings have come to conclusion.

Personal Bankruptcies

Other than as described below, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Richard Warke filed a proposal (the “Proposal”) with the Official Receiver under the Bankruptcy and Insolvency Act on September 15, 1998. Despite filing the Proposal, by letter dated August 7, 2002 the TSX Venture Exchange confirmed that Mr. Warke is acceptable to act as a director of the Company.

Penalties or Sanctions

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has

(a)

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement since December 31, 2000 that would likely be important to a reasonable investor in making an investment decision, with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Directors and/or officers of the Company serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. Please refer to the subheading entitled “Risk Factors - Our officers and directors may have potential conflicts of interest” under Item 4 of this AIF for further details.

ITEM 9:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Within the three most recently completed financial years ended December 31, 2007 and up to the date of this AIF, none of the following (a) a director or executive officer of the Company; (b) a person or company that is direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of outstanding voting securities of the Company; and (c) an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b), has any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company other than as stated in the Company’s annual audited financial statements for the year ending December 31, 2007 which is incorporated here by reference and available on SEDAR at www.sedar.com.

ITEM 10:	TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Company is Computershare Investor Services Inc., 510 Burrard Street - 3rd Floor, Vancouver, B.C. V6C 3B9, Canada.

ITEM 11:	MATERIAL CONTRACTS

Other than in the ordinary course of the Company’s business, there are no material contracts that have been entered into by the Company since the beginning of the Company’s most recently completed financial year or that are still in effect, other than as set out below:

1.

The Warrant Indenture dated as of March 17, 2006 entered into between the Company and Computershare Trust Company of Canada pursuant to the Special Warrant Offering described under the heading “General Development of the Business – Three Year History”.

ITEM 12:	INTEREST OF EXPERTS

Name of Experts

The following are names of persons or companies (a) that have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or company:

(i)

Ernst & Young of 23rd Floor, 700 West Georgia Street, Vancouver BC, V7Y 1C7 provided an auditor’s report dated February 29, 2008, in respect of the Company’s financial statements for the years ended December 31, 2007 and 2006.

(ii)	Dr. Conrad Huss, P.E., of M3 Engineering & Technology Corporation was the principal author responsible for the overall preparation of the NI 43-101 Technical Report for the

Rosemont Copper Project Feasibility Study, Pima County, Arizona, USA, dated August 24, 2007;

(iii)

Mr. Thomas L. Drielick, P.E. of M3 Engineering & Technology Corporation was a co- author of the NI 43-101 Technical Report for the Rosemont Copper Project Feasibility Study, Pima County, Arizona, USA, dated August 24, 2007;

(iv)	Mr. William L. Rose of WLR Consulting Inc., was a co- author of the NI 43-101 Technical Report for the Rosemont Copper Project Feasibility Study, Pima County, Arizona, USA, dated August 24, 2007;

(v)	Dr. Michael Clarke, PhD, was a co- author of the NI 43-101 Technical Report for the Rosemont Copper Project Feasibility Study, Pima County, Arizona, USA, dated August 24, 2007;

(vi)

Mr. William L. Rose of WLR Consulting Inc. was the principal author responsible for the overall preparation of the 2007 Mineral Resource Update for the Rosemont Project, Pima County, Arizona, USA, dated April 26, 2007;

(vii)

Mr. Shea Clark Smith, P.G., of Minerals Exploration & Environmental Geochemistry was a co-author of the 2007 Mineral Resource Update for the Rosemont Project, Pima County, Arizona, USA, dated April 26, 2007;

(viii)	Mr. Jerry T. Hanks, P.E. was a co-author of the 2007 Mineral Resource Update for the Rosemont Project, Pima County, Arizona, USA, dated April 26, 2007;

(ix)	Michael Clarke, PhD was a co-author of the 2007 Mineral Resource Update for the Rosemont Project, Pima County, Arizona, USA, dated April 26, 2007;

(x)	Mark G. Stevens was a co-author of the 2007 Mineral Resource Update for the Rosemont Project, Pima County, Arizona, USA dated April 26, 2007;

(xi)	James A. Sturgess was a co-author of the 2007 Mineral Resource Update for the Rosemont Project, Pima County, Arizona, USA dated April 26, 2007;

(xii)	Donald Elkin of Mine Reserves Associates, Inc. was a co-author of the 2007 Mineral Resource Update for the Rosemont Project, Pima County, Arizona, USA, dated April 26, 2007;

Interests of Experts

To the best of the Company’s knowledge, the experts named under this Item 12 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of its associates or affiliates, when the experts prepared their respective reports, and no securities or other property of the Company or one of its associates or affiliates were subsequently received or to be received by such experts, other than Michael Clarke and James Sturgess who, as officers of the Company, hold stock options, in each case representing less than 1% of the outstanding shares of the Company.

No person or director, officer or employee of a company named under this Item 12 is expected to be elected, appointed or employed as a director, officer or employee of Augusta or any associate or affiliate of Augusta other than Michael Clark and James Sturgess who are officers of the Company.

ITEM 13:	AUDIT COMMITTEE INFORMATION

Audit Committee Information

Under MI 52-110 companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the exernal auditor. The text of the Company’s audit committee’s charter is attached as Appendix 1 to this AIF.

The Company’s current audit committee is comprised of the following directors, Robert P. Wares, Michael A. Steeves (Chair), and W. Durand Eppler. All are independent and financially literate as defined in Multilateral Instrument 52-110 (“MI 52-110”).

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Mr. Steeves, the Chairman of the Audit Committee, is a Chartered Financial Analyst, earned at the University of Virginia, and also earned a MSC from the University of Manitoba. He has had a long career in the mining industry as Senior Mining Analyst for Loewen Ondaatje McCutcheon and Scotia McLeod for six years and latterly as VP / Director Investor Relations for various mining/resource companies for fifteen years, including Glamis Gold Ltd. from 2002 to 2005. Since November 2007, Mr. Steeves has been President and Chief Operating Officer and Director of Zazu Metals Corporation a TSX listed company.

Mr. Wares earned a BSC at McGill University and a P. Geo from the Quebec Order of Geologists. He has been Chairman and Executive VP and Chief Operating Officer of Osisko Exploration Ltd. (“Osisko”) since early 2006 prior to which he was President of Osisko since September 1998. Osisko is listed on the TSX.

Mr. Eppler is currently CEO of Sierra Partners, LLC and president of New World Advisors, both of which provide strategic and business advisory services to global resource companies. Previously, he was a VP of Newmont Mining Corp. from 1995 to 2004. He was VP Corporate Planning from 1995 to 1998; President of Newmont Indonesia from 1998 to 2001; VP Corporate Development from 2001 to 2002; and VP Newmont Capital, Ltd. from 2002 to 2004. Newmont is currently the second largest gold mining company worldwide. He earned a BA from Middlebury College and a MS from the Colorado School of Mines.

Pre-approval Policy

The Audit Committee nominates and engages the independent auditors to audit the financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors. Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Chairman of the audit committee is permitted to pre-approve work undertaken by the Company’s external auditors between audit committee meetings of up to C$25,000 per engagement.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees (1)	Audit related Fees (2)	Tax Fees (3)	All Other Fees
2006	$80,000	$64,000	Nil	Nil
2007	$185,000	Nil	$13,240	Nil

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for audit related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”. Services provided include work on the prospectus issued in 2006 as well as the AMEX and TSX listings.

(3)	Fees related to advise on tax considerations for inclusion in the feasibility study on the Rosemont property.

ITEM 14:	ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year is available on SEDAR at www.sedar.com.

In addition, copies of documents, may be obtained from the Company by contacting the Company at Suite 400 – 837 West Hastings Street, Vancouver, BC, V6C 3N6, telephone (604) 687-1717, fax (604) 687-1715.

APPENDIX 1

Augusta Resource Corporation
(the “Corporation”)

Audit Committee Charter

ARTICLE 1
OVERALL PURPOSE/OBJECTIVES

1.1

The Audit Committee (the “committee”) will provide independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, recommendation, oversight and compensation of the Corporation’s external auditors. The committee will also assist the board of directors of the Corporation (the “Board”) in fulfilling its responsibilities in reviewing the Corporation's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of the external auditors. The committee will also be responsible for reviewing the Corporation’s financial strategies, its financing plans and its use of the equity and debt markets.

1.2	To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Corporation’s business, operations and risks.

ARTICLE 2
AUTHORITY

2.1

The Board authorizes the committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to retain outside legal or professional counsel and other experts and to ensure the attendance of company officers at meetings as appropriate. The committee will have the authority to engage such independent counsel and other advisers as it deems necessary to carry out its duties. The committee will also have authority to obtain advice and assistance from any officer or employee of the Corporation.

ARTICLE 3
FUNDING

3.1	The Corporation will provide appropriate funding, as determined by the committee, for payment of:

(a)      compensation to the Corporation's external auditors, as well as any other accounting firm engaged to perform audit, review or attest services for the Corporation;

(b)      any independent counsel or other adviser retained by the committee; and

(c)      ordinary administrative expenses of the committee that are necessary or appropriate in carrying out its duties.

The committee will promptly report to the Board its engagement of any advisor, including the scope and terms of such engagement.

ARTICLE 4
ORGANIZATION

4.1      Membership.

(a)      The Committee will be comprised of not less than three members of the Board.

(b)      All of the members of the committee will meet the applicable independence and experience requirements of the law, including MI 52-110 of the Canadian Securities Administrators (“MI 52-110”), Sarbanes-Oxley, the rules promulgated by the Securities and Exchange Commission (the “SEC”), and rules promulgated by the American Stock Exchange (the “AMEX”) (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

(c)      One of the members of the committee will be an “audit committee financial expert” pursuant to the requirements of the SEC and AMEX (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

(d)      No director who serves on the audit committees of more than three public corporations other than the Corporation will be eligible to serve as a member of the committee.

(e)      Each member of the committee will be appointed by the Board on annual basis immediately following each annual general meeting of the shareholders of the Corporation, and will serve at the pleasure of the Board or until the earlier of:

(i)      the commencement of the next annual meeting of the shareholders of the Corporation at which the member’s term of office expires;

(ii)      the death of the member; or

(iii)      the resignation, disqualification or removal of the member from the committee or from the Board.

The Board may fill any vacancy in the membership of the committee.

(f)      If not appointed by the Board, the chairman of the committee will be elected by the committee from among their number time to time.

(g)      A quorum for any meeting will be a majority of the members of the committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. Decisions by the committee will be by the affirmative vote of a majority of the members of the committee, or by consent resolutions in writing signed by each member of the committee.

(h)      The secretary of the committee will be such person as may be appointed by the committee.

4.2      Attendance at Meetings.

(a)      The committee may invite such other persons (e.g. the CEO and/or the CFO) to its meetings, as it deems appropriate.

(b)      The external auditor is entitled to receive notice of, and to be present and participate at, all meetings of the committee, and may be expected to comment on the financial statements in accordance with best practices.

(c)      Meetings of the committee will be held at least on a quarterly basis. Special meetings may be convened by any member of the committee, by either the Chief Executive Officer or the Chief Financial Officer of the Corporation, or by the external auditors, as required.

(d)      The proceedings of all meetings of the committee will be minuted.

ARTICLE 5
ROLES AND RESPONSIBILITIES

5.1      The committee will:

(a)      be directly responsible for:

(i)      the selection of a firm of external auditors to be proposed for election as the external auditors of the Corporation,

(ii)      the oversight of the work of the Corporation’s external auditors, who will be required to report directly to the committee,

(iii)      subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation of the external auditors of the Corporation, and

(iv)      if deemed appropriate by the committee, the replacement of the incumbent external auditors;

(b)      consider and oversee the independence of the external auditors, including:

(i)      reviewing the range of services provided in the context of all consulting services bought by the Corporation,

(ii)      requiring receipt by the committee of an annual formal written statement from the Corporation's external auditors delineating all relationships between the external auditors and the Corporation,

(iii)      discussing with the external auditors any such relationships that may impact the objectivity and independence of the external auditors, and

(iv)      otherwise taking all appropriate actions as required to oversee the independence of the external auditors;

(c)      assure the regular rotation of the lead audit partner and the concurring partner every five years (with a five year time-out period after rotation), and the regular rotation of other audit partners engaged in the annual audit of the Corporation every seven years (with a two year time-out period after rotation), or as otherwise required by law or the rules of the AMEX;

(d)      be responsible for the pre-approval of all audit services and permissible non-audit services to be provided to the Corporation (or any of its subsidiaries) by the external auditors, subject to any exceptions provided by applicable laws, including the Securities Exchange Act of 1934, as amended (the “1934

Act”), and the rules of the SEC promulgated thereunder, provided that such pre-approval authority may be delegated by the committee to any member of the committee who is both “independent” and “unrelated” on the condition that any such pre-approval must be presented to the committee at its first scheduled meeting following any such approval;

(e)      consult with the external auditors, senior management, internal auditing staff (if any) of the Corporation and such other advisers as the committee may deem necessary regarding their evaluation of the adequacy of the Corporation's “internal controls over financial reporting” and “disclosure controls and procedures” (as such terms are defined by the SEC), and make specific recommendations to the Board in connection therewith;

(f)      be responsible for the review and oversight of all related-party transactions, as such term is defined by the rules of the AMEX;

(g)      establish procedures for:

(i)      the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and

(ii)      the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters,

and review periodically with management these procedures and, if appropriate, any significant complaints received, to the extent required by the 1934 Act, the rules of the SEC or the AMEX;

(h)      set clear hiring policies for employees or former employees of the Corporation’s external auditors;

(i)      gain an understanding of whether internal control recommendations made by the external auditors have been implemented by management;

(j)      gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively;

(k)      review the Corporation’s strategic and financing plans to assist the Board’s understanding of the underlying financial risks and the financing alternatives;

(l)      review management’s plans to access the equity and debt markets and to provide the Board with advice and commentary thereon;

(m)      review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the Corporation’s financial statements;

(n)      review any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate;

(o)      review the annual and quarterly financial statements, the related management discussion and analysis and any related news releases and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles, and, if appropriate, recommend to the Board that the annual and quarterly financial statements, the related management discussion and analysis and news releases be approved and issued;

(p)      pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof;

(q)      focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies;

(r)      review audit issues related to the Corporation's material associated and affiliated companies that may have a significant impact on the Corporation's equity investment;

(s)      meet with management and the external auditors to review the annual financial statements, the results of the annual audit and any recommendations by the auditors in connection therewith;

(t)      assess the fairness of the interim financial statements and disclosures, and obtain explanations from management on whether:

(i)      actual financial results for the interim period varied significantly from budgeted or projected results,

(ii)      generally accepted accounting principles have been consistently applied,

(iii)      there are any actual or proposed changes in accounting or financial reporting practices,

(iv)      there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

(u)      review, prior to the commencement of each annual audit:

(i)      the external auditors' proposed audit plan (including the scope, focus areas, timing and key decisions, and general approach underlying the audit plan) and ensure no unjustifiable restriction or limitations have been placed on the scope thereof, and

(ii)      the appropriateness and reasonableness of the proposed audit fee;

(v)      meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately, including the results of the external auditors’ review of the adequacy and effectiveness of the Corporation’s accounting and financial controls;

(w)      endeavour to cause the receipt and discussion, on a timely basis, of any significant findings and recommendations made by the external auditors;

(x)      obtain regular updates from management and the company's legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance;

(y)      ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business of the Corporation;

(z)      if necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist in any such investigations;

(aa)      review and assess the adequacy of this charter, on an annual basis, and provide any suggested amendments or updates to the Board for review and approval;

(bb)      work with the Board to determine an appropriate annual budget for the committee and its required activities, including but not limited to the compensation of the external auditors and any outside counsel or other experts retained by the committee; and

(cc)      generally, perform other functions as may be requested from time to time by the Board.

Adopted May 20, 2006